UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Barrett Business Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

068463108

(CUSIP Number)

March 28, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068463108

(1)	Name of Reporting Person: Nancy B. Sherertz

(2)	Check the Appropriate Box if a Member of a Group:
(a) Not applicable
(b) Not applicable

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power: 282,776

(6) Shared Voting Power: -0-

(7) Sole Dispositive Power: 282,776

(8) Shared Dispositive Power: -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 282,776

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 4%

(12)	Type of Reporting Person: IN

Item 1(a).	Name of Issuer: Barrett Business Services, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 8100 NE Parkway Drive, Suite 200 Vancouver, WA 98662

Item 2(a).	Name of Person Filing: Nancy B. Sherertz
Item 2(b).	Address of Principal Business Office or, if none, Residence: 3740 South Ocean Boulevard Toscana, #305 South Highland Beach, Florida 33487
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 068463108

Item 3.	Not applicable

Item 4.	Ownership

The Reporting Person believes that the Issuer had 6,991,481 shares of common stock outstanding as of March 28, 2012, based on the number of outstanding shares disclosed as outstanding (9,977,410) in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 15, 2012, minus 2,985,929 shares, which is the sum of (i) the number of shares acquired by the Issuer pursuant to a stock repurchase agreement with the Reporting Person; and (ii) the number of shares of shares acquired by the Issuer from the Estate of William W. Sherertz pursuant to a stock repurchase agreement, both as disclosed by the Issuer in a filing with the Securities and Exchange Commission on March 13, 2012.  The following information is based on the number of shares of common stock outstanding calculated as described above:

(a) Amount beneficially owned: 282,776
(b) Percent of Class: 4%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 282,776
(ii) shared power to vote or to direct the vote: -0-
(iii) sole power to dispose or to direct the disposition of: 282,776
(iv) shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2012
Dated
/s/ Nancy B. Sherertz
Signature
Nancy B. Sherertz, Private Investor
Name/Title